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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                               R.O.C. TAIWAN FUND
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    749651105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


Andrew Pegge                              Jeffry S. Hoffman
Laxey Partners Limited                    Swidler Berlin Shereff Friedman, LLP
Stanley House                             The Chrysler Building
7-9 Market Hill                           405 Lexington Avenue
Douglas                                   New York, NY  10174
Isle of Man IM1 2BF                       (212) 891-9260
011 44 1624 629365


--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                January 23, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            THE VALUE CATALYST FUND LIMITED
            NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            OO
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            CAYMAN ISLANDS
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 974,850 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              974,850 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            974,850 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            2.98%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            LAXEY INVESTORS LIMITED
            NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            OO
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            BRITISH VIRGIN ISLANDS
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 10,000 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              10,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            10,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            0.03%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            LP VALUE LIMITED
            NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            OO
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            BRITISH VIRGIN ISLANDS
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 974,000 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              974,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            974,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            2.98%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            IV*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            LAXEY UNIVERSAL VALUE, LP
            NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            OO
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            DELAWARE
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 700,000 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              700,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            700,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            2.1%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            PN*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            LAXEY INVESTORS, L.P.
            NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            OO
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            DELAWARE
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 376,160 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              376,160 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            376,160 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            1.1%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            PN*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            LAXEY PARTNERS LIMITED
            NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            N/A
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            ISLE OF MAN
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 4,010,000 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              4,010,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,010,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            12.3%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            IA*
----------------------------------------------------------------------------------------------------------------------

*Not registered under the Investment Advisors Act of 1940.

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            COLIN KINGSNORTH
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            N/A
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            BRITISH
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 4,010,000 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              4,010,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,010,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            12.3%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            IN
----------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------
 CUSIP No. 749651105
----------------------------------------------------------------------------------------------------------------------
  1)        Name of Reporting Persons
           -----------------------------------------------------------------------------------------------------------
            I.R.S. Identification No. of Above Persons (entities only)

            ANDREW PEGGE
---------- -----------------------------------------------------------------------------------------------------------
  2)        Check the Appropriate Box if a Member of a Group (See Instructions)                           (a) [X]
                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
  3)        SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
  4)        Source of Funds (See Instructions)
            N/A
---------- -----------------------------------------------------------------------------------------------------------
  5)        Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)               [ ]

---------- -----------------------------------------------------------------------------------------------------------
  6)        Citizenship or Place of Organization
            BRITISH
----------------------------------------------------------------------------------------------------------------------
                      7)      Sole Voting Power
     Number of                0
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially       8)      Shared Voting Power
     Owned by                 4,010,000 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting        9)      Sole Dispositive Power
      Person                  0
       With          ------- -----------------------------------------------------------------------------------------
                      10)     Shared Dispositive Power
                              4,010,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 11)        Aggregate Amount Beneficially Owned by Each Reporting Person
            4,010,000 SHARES
---------- -----------------------------------------------------------------------------------------------------------
 12)        Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)          [ ]

---------- -----------------------------------------------------------------------------------------------------------
 13)        Percent of Class Represented by Amount in Row (11)
            12.3%
---------- -----------------------------------------------------------------------------------------------------------
 14)        Type of Reporting Person (See Instructions)

            IN
----------------------------------------------------------------------------------------------------------------------

This Amendment No. 1 to the Statement on Schedule 13D amends and supplements Items 4 and 7 of the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 13, 2003 (collectively, the "Schedule 13D") by the Reporting Persons.

ITEM 4.      PURPOSE OF TRANSACTION

On January 23, 2003, Laxey sent a letter to R.O.C. Taiwan Fund (the "Trust"), a copy of which is attached hereto as an exhibit and incorporated herein by reference, responding to public statements made by the Trust on January 15, 2003.

Other than as set forth above, none of the Reporting Persons or, in the case of non-individual Reporting Persons, any of their directors or executive officers identified in Item 2, have any present plans or proposals which relate to or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D (although they reserve the right to develop any such plans or proposals).



ITEM 7.      MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT A.   LETTER TO TRUST, DATED JANUARY 23, 2003

                                   SIGNATURES

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certify that the information set forth in this Amendment No. 1 to Statement on Schedule 13D is true, complete and correct.

Dated:  January 27, 2003

                                  THE VALUE CATALYST FUND LIMITED


                                  By:      /s/ Elizabeth Tansell
                                      ---------------------------------
                                           Name:  Elizabeth Tansell
                                           Title: Director


                                  LAXEY INVESTORS LIMITED


                                  By:      /s/ Andrew Pegge
                                      ---------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  LP VALUE LIMITED


                                  By:      /s/ Andrew Pegge
                                      ---------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director


                                  LAXEY UNIVERSAL VALUE LP


                                  By: Laxey Partners GP(2) Limited, its General Partner


                                  By:      /s/ Andrew Pegge
                                      ---------------------------------
                                           Name:  Andrew Pegge
                                           Title: Director

                                   LAXEY INVESTORS, L.P.


                                   By: Laxey Partners (GP) Limited, its General
                                   Partner


                                   By:      /s/ Andrew Pegge
                                       ---------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director


                                   LAXEY PARTNERS LIMITED


                                     By:    /s/ Andrew Pegge
                                       ---------------------------------
                                            Name:  Andrew Pegge
                                            Title: Director



                                            /s/ Colin Kingsnorth
                                     ---------------------------------
                                     Colin Kingsnorth



                                            /s/ Andrew Pegge
                                     ---------------------------------
                                     Andrew Pegge

                                                                       EXHIBIT A

                             LAXEY PARTNERS LIMITED
                         Stanley House, 7-9 Market Hill
                          Douglas, Isle of Man, IM1 2BF
                       Tel: 01624 690900 Fax: 01624 690901


Thursday, January 23, 2003



VIA FACSIMILE AND HAND DELIVERY
-------------------------------

R.O.C. Taiwan Fund
c/o Citigate Dewe Rogerson
62 W. 45th Street, 4th Floor
New York, New York 10036

RE:   LAXEY STOCKHOLDER PROPOSAL - R.O.C. TAIWAN FUND (THE "TRUST")
---   -------------------------------------------------------------



Gentlemen and Ladies:



         On January 2, 2003, Laxey Partners Limited ("Laxey") requested that a proposal to terminate the Amended and Restated Investment Contract among the Trust, International Investment Trust Company Limited and the Central Trust of China within sixty (60) days after the 2003 annual meeting of stockholders be submitted for consideration by the Trust's stockholders at the 2003 annual meeting. Laxey noted in the proposal that it intended to deliver a proxy statement and form of proxy to the voting stockholders of the Trust sufficient to carry the proposal pursuant to applicable law. As indicated in Laxey's letter to the Trust, the request was made in accordance with the notice provisions set forth in the Trust's April 29, 2002 proxy statement (the "Proxy Statement") applicable to proposals to be made for the Trust's 2003 annual meeting of stockholders.

         On January 10, 2003, Laxey received a letter from the Trust stating that Laxey's proposal apparently failed to comply with Rule 14a-8 and offering Laxey the opportunity to demonstrate that its proposal in fact complied with Rule 14a-8. Laxey's proposal was neither designed nor intended to comply with the provisions of Rule 14a-8. Laxey believes that the procedures for making stockholder proposals outlined in the Proxy Statement do not limit stockholder proposals to those made in accordance with 14a-8 and that its proposal fully complies with the requirements set forth in the Proxy Statement.

         On January 13, 2003, Laxey filed an amendment on Schedule 13D to its
Schedule 13G setting forth its proposal and describing the January 10, 2003 letter from the Trust. Laxey's

R.O.C. Taiwan Fund
January 23rd, 2003
Page 2



Schedule 13D also discussed an amendment to the Trust's By-Laws which was adopted on December 10, 2002 and filed with the Securities and Exchange Commission on December 18, 2002. The amendment was adopted more than seven months after the date of the Proxy Statement and filed just two weeks before the deadline for submitting stockholder proposals. The amendment purports to restrict stockholder proposals that may be submitted to proposals made in accordance with Rule 14a-8, unless approved by the trustees of the Trust and is, therefore, contrary to the information contained in the Proxy Statement. Accordingly, the amendment seeks to vest in the trustees of the Trust the discretion to preclude Laxey's proposal from being considered at the Trust's 2003 annual meeting of stockholders. The Schedule 13D stated that Laxey was hopeful that the trustees of the Trust would not seek to deprive the Trust's stockholders of the opportunity to vote on its proposal and that the trustees would submit Laxey's proposal for consideration by the Trust's stockholders.

         On January 15, 2003, the Trust issued a press release in which it responded to Laxey's Schedule 13D. The Trust stated that the amendment was not contrary to the information set forth the Proxy Statement and that the amendment had no impact on Laxey's proposal. We believe that the Trust's public statements are clearly erroneous on these two points.

         Notwithstanding the Trust's public statements, Laxey believes that the amendment to the By-Laws seeks to add a restriction that was not previously present. The Proxy Statement did not restrict proposals solely to those made in accordance with Rule 14a-8. Rather, it simply provided (1) that proposals intended to be submitted to stockholders had to be delivered to the Trust on or before January 3, 2003; (2) that such proposals were subject to SEC rules and interpretations; and (3) that the making of a proposal did not automatically confer the right to have the proposal presented to the stockholders.

         As you may be aware, Rule 14a-8 was promulgated to provide a mechanism for stockholders who owned at least $2000 in market value of an issuer's shares for more than one year to have certain proposals included in the issuer's proxy statement at the issuer's expense. This mechanism was designed to give stockholders an inexpensive way to have relevant proposals heard by the stockholders. Rule 14a-8 was not designed as the exclusive mechanism for putting stockholder proposals before the stockholders. There are many stockholders, including Laxey, who may not desire to utilize the mechanism of Rule 14a-8 and are willing to conduct their own proxy solicitations in order to allow the stockholders a true voice on important issues affecting a company. Certainly it is not inconsistent with "SEC rules and interpretations" to permit stockholders willing to assume the burdens of a proxy solicitation to put forward proposals other than in accordance with Rule 14a-8 and have those proposals put before the stockholders, so long as the proposals complied with SEC rules and interpretations concerning, for example, length and subject matter. Nothing in the Proxy Statement or the Trust's pre-December By-Laws purported to restrict the type of stockholder who could present a proposal.

         Section 2 of the By-Laws, to the contrary, states in relevant part:
"Subject to the requirements of the Declaration and of Rule 14a-8..., only matters proposed by the Trustees may be submitted to a vote of Stockholders ..." The amendment appears to be intended to eliminate stockholder proposals validly made outside of Rule 14a-8 and thus to prevent stockholders from making any proposals at all unless they can meet the requirements of Rule 14a-8.

R.O.C. Taiwan Fund
January 23rd, 2003
Page 3



         Laxey believes it is the largest single stockholder of the Trust, owning 12.3% of the outstanding shares and that proposals made by it in accordance with the Proxy Statement should be heard. Laxey views the December 2002 amendment to the Trust's By-Laws as seeking to eliminate a fundamental right of stockholders to have their voices heard at the annual meeting. Laxey urges the Trust to allow its proposal to be submitted to the stockholders in order to allow the stockholders to decide for themselves whether the Trust's investment advisory agreement should be terminated in light of the Trust's recent performance. In the event that the trustees determine to exclude Laxey's proposal from the agenda for the 2003 Annual Meeting, we believe that the stockholders will recognize that the trustees are attempting to block a legitimate proposal designed to increase stockholder value for all holders of the Trust.

         We would be happy to meet with you or otherwise discuss this matter at your convenience.

Sincerely,


LAXEY PARTNERS LIMITED

  /s/ Andrew Pegge
-------------------------
Name:  Andrew Pegge
Title: Director